May 11, 2007
VIA EDGAR
Michael Fay
Accounting Branch Chief
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Vought Aircraft Industries, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 14, 2007
File No.333-112528

Form 8-K
Filed March 14, 2007
File No.333-112528
Dear Mr. Fay:
Set forth below are the responses of Vought Aircraft Industries Inc. (“Vought”, the “Company”, “we”, “us” or words to similar effect) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter to Mr. Elmer Doty, dated April 4, 2007, relating to the Company’s reports referenced above. For the convenience of the Staff of the Commission, the Staff’s comments are set out in bold italicized font immediately preceding our response.
Item 7. Management’s Discussion and Analysis...Page 23
General Business Overview, Page 23
Staff Comment 1:
We note the disclosure that you incurred an aggregate of $215.2 million in consolidation and restructuring costs during 2004 and 2005. Please provide us with a schedule that details the nature and related amounts of these costs, the years in which they were recorded and the income statement line items in which reported. Tell us the guidance upon which you relied in accounting for each type of cost. Additionally, tell us how the costs and related liabilities disclosed in note 3 to the financial statements relate to this schedule.
The following schedule details the amounts and types of costs included in the $215.2 million consolidation and restructuring amount included in our disclosure. The year these amounts were incurred is also detailed below in the first two columns. The last two columns indicate the income statement line item in which these amounts were reported.

	Twelve Months Ended
	December 31,	December 31,		Income Statement Line Item
	2004	2005	Total	COS	SG&A
	($ in millions)
Labor and Disruption Costs	$43.8	$163.0	$206.8	$206.8	$—
Moving Costs	5.3	(1.1)	4.2		4.2
Retention Benefits	2.7	(1.0)	1.7		1.7
Severance Costs	5.0	(2.5)	2.5		2.5

Total Costs	$56.8	$158.4	$215.2	$206.8	$8.4

A description of the nature of the various categories of costs detailed above, as well as the related accounting guidance and treatment, is provided below. Also included is a description of how these costs relate to the disclosure in Note 3 of our Financial Statements.
Labor and Disruption Costs
Labor costs related to our restructuring and consolidation efforts included categories such as plant rearrangement, project management and training. Disruption costs relate to the movement of customer programs from one location to another and consist primarily of increased labor and scrap costs resulting from new or inexperienced employees. The consolidation initiative included plans to close our Stuart, Florida and Nashville, Tennessee sites. There were multiple programs that were impacted including our Gulfstream IV, C-130, V22 and Airbus programs.
These costs are included as contract costs under Statement of Position 81-1 Accounting for Performance of Construction-Type and Certain Production Type Contracts (“SOP 81-1”), paragraphs 69-72. Our accounting under SOP 81-1 is more fully described in Note 1, pages 41-42 of our 2006 annual report on Form 10-K. In general, sales and profits on contracts are recognized using percentage-of completion methods of accounting. As units are delivered and accepted by the customer, profits are recorded using a single estimated total profit margin for each contract. These labor and disruption costs were included as contract costs and part of the estimated total cost at completion used in determining the profit margin for each contract. For certain programs, the estimated costs at completion, given the additional labor and disruption costs, exceeded our estimate of total contract revenue. As a result, a provision for anticipated losses was recorded as part of cost of sales when the loss became evident. These losses were included in the determination of inventory costs, and accordingly, they were not included as part of the restructuring reserve described in Note 3 of our Financial Statements.
Moving, Retention and Severance Costs
Moving costs include the cost of moving and temporary living expenses for employees relocating from the Nashville, TN and Stuart, FL to Dallas, TX and are expensed as incurred.
Retention costs consist of completion bonuses awarded to employees whose jobs were eliminated by the restructuring initiative. These bonuses were offered to terminated employees as an incentive for such employees to remain with the Company for a specified transition period. Those employees were required to remain employed until their official termination date in order to receive their bonus.

Severance costs include severance payments made to individuals whose jobs were eliminated as a result of the consolidation initiative.
These costs were accounted for under SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). Pursuant to SFAS 146, accruals for severance and retention benefit costs were included in the restructuring reserves described in Note 3 to our Financial Statements. Details of the restructuring reserve are included in the table below. Please note that the amounts reflected in the “additions” columns below correspond to the amount identified as retention benefits and severance costs in the previous table, and the amounts reflected in the “Total” rows correspond to the first table of the restructuring reserves set forth in Note 3 to our 2006 audited financial statements set forth in our annual report on Form 10-K.

	Twelve Month Period Ended December 31, 2004
	Restructuring Liability
	Beginning		Cash	Ending
	Balance	Additions	Payments	Balance
Severance costs	$—	$5.0	$(0.3)	$4.7
Retention benefits	—	2.7	(0.1)	2.6

Total	$—	$7.7	$(0.4)	$7.3

	Twelve Month Period Ended December 31, 2005
	Restructuring Liability
	Beginning		Cash	Ending
	Balance	Additions	Payments	Balance
Severance costs	$4.7		$(0.4)	$4.3
Retention benefits	2.6	2.1	(0.7)	4.0
Reversal of severance benefits	—	(2.5)		(2.5)
Reversal of retention benefits	—	(3.1)		(3.1)

Total	$7.3	$(3.5)	$(1.1)	$2.7

Staff Comment 2:
Please tell us and disclose the basis for the $100 million annual savings anticipated by headcount reductions disclosed in the last paragraph of page 23. Include the nature of the associated items and related amounts and income statement lines impacted. Also, disclose the timeframe in which the savings are expected to be realized. Please note that if actual savings are not achieved as expected in future periods or are achieved in periods other than as expected, MD&A in future filings should discuss that outcome, the reasons for the outcome, and the likely effects of the outcome on future operating results and liquidity. Refer to SAB Topic 5.P.4.
As described in our “General Business Overview,” the Company has undertaken a number of cost reduction initiatives including a significant reduction in headcount. The estimated $100 million in annual savings expected to result from the headcount reduction initiative was based on cost savings expected from eliminating 1,000 positions throughout the Company. The estimated savings of approximately $100,000 for each position eliminated was based upon an estimate of salary, fringes, and other indirect costs such as travel, education, training and supplies. This estimate was based on actual average costs per employee for the prior year. These cost savings will flow through the income statement as a reduction of both cost of goods sold and general and administrative expenses depending on the position eliminated and the type of work that person performed. Under contract accounting, pursuant to SOP 81-1 paragraph 79, these savings will be realized over time as deliveries are made on current contracts. We expect most of these savings to be fully realized through income over a two-year period.
The Company recognizes that under Staff Accounting Bulletin 5 if actual savings anticipated are not achieved, the MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity. The Company continues to believe that our estimates for such cost savings are reasonable. In fact, as a result of this initiative a total of slightly more than 1,000 positions were eliminated. The initial estimates were subsequently corroborated by an analysis of average salaries and fringes associated with the actual positions eliminated, with average savings of slightly more than $100,000 per position eliminated.
To the extent we continue to address this initiative in future filings, we will clarify these points consistent with the proposed language set forth below in the response to Staff Comment 3.
Staff Comment 3:
Please clarify for us and in your disclosure the basis for the statement in the last paragraph on page 23 that expected growth of the business will generate cost increases to offset the $100 million annual savings, particularly in view of the potential termination of the C-17 program that has been significant to your operations that appears to be an offset to the new 787 Dreamliner program.
Our disclosure stating that the $100 million costs savings from our restructuring efforts will be offset by increased costs due to growth of our business, was an effort to alert the reader of our financial statements that the impact the $100 million expected savings from the headcount reduction initiative will have on our net income and cash flows will potentially be offset by unrelated increased future costs resulting from the growth of our business. Accordingly, it is not reasonable to expect that the $100 million savings will necessarily result in a corresponding net increase in our net income or cash flows.
In general, our various production programs are subject to fluctuation as production rates change. The eventual completion of production on the C-17 program and the acceleration of production on the Boeing 787 program are merely two examples of such fluctuations. Although we are likely to experience a reduction in our business as a result of the conclusion of the C-17, it is extremely unlikely that the amount and scope of these reductions will offset the increases resulting from the Boeing 787 or other programs. Accordingly, we believe it is prudent to alert the reader that the impact of these estimated savings on our net income and cash flows may be offset by other unrelated cost increases.
Our future disclosures will be revised consistent with the following language to address points raised in Staff Comment 2 and 3 above:
The Company has eliminated more than 1,000 positions through the headcount reduction initiative undertaken during 2006, which we currently expect to result in approximately $100 million in annual savings. The savings expected include salary, fringes and related costs for the positions eliminated. Under contract accounting, pursuant to SOP 81-1 paragraph 79, these cost savings will be realized through the income statement as a reduction of both cost of goods sold and general and administrative expenses (depending on the position eliminated and the type of work that person performed) over a two-year period. Due to the long-term growth expected in our business principally due to the Boeing 787 program, there is the potential that the impact of such savings on net income and cash flows will be offset in the future by unrelated cost increases.
Year Ended December 31, 2006 Compared To Year Ended December 31, 2005, page 25
Cost of Sales, page 25
Staff Comment 4:
Please tell us and disclose the amount of the losses recorded for the Airbus and H-60 programs, the principal reasons for the losses, your expectation of continued losses for these programs and your consideration in accounting for these programs as loss contracts.
The Company has previously disclosed in quarterly 10-Q filings the losses recorded for various programs and the principal reasons for these losses. The total Airbus and H-60 losses recorded during the twelve-month period ending December 31, 2006 totaled approximately $83 million.
The losses on our Airbus programs were primarily due to overall cost increases and performance issues at our Nashville plant which resulted in increased material and labor costs. The losses on our H-60 program were primarily due to start up issues, including parts supply disruptions and delayed and incomplete engineering, which resulted in schedule delays and higher labor costs.
Under SOP 81-1’s contract accounting (as described in Note 2 of our Financial Statements and as contemplated in SOP 81-1 paragraphs 85-89), provisions for anticipated losses on contracts are recorded as losses in the period in which they become evident. The Company has recorded all anticipated losses for these programs. These programs have stabilized and schedules are being recovered. The Company has implemented actions designed to improve performance and schedule issues and has pursued contractual adjustments through negotiations with the affected customers. Based on the efforts undertaken, the Company does not currently anticipate any future losses for these programs; however, we cannot guarantee that such losses will not occur in the future given our market and other risk factors.
In the event any significant losses are recorded in the future, the Company will disclose and discuss the principal reasons for the losses.

Contractual Obligations, page 28
Staff Comment 5:
Even though amounts associated with purchase obligations may be recoverable from customers, the timing of incurrence and recovery of these amounts may differ significantly. Additionally, recovery of these amounts is not assured, as indicated by losses you have recognized on contracts. For greater transparency of purchase obligations for other than property, plant and equipments and in view of their variable nature, please expand footnote 2 to the table to disclose i) the contracted amount associated with these obligations, ii) the related timeframe in which such purchases are to be made or term of the related contract, and iii) the amount of any minimum purchase amounts to which committed. Also, disclose the amount of purchase orders outstanding at the latest balance sheet date presented and the timing of when such are expected to be satisfied.
The Company’s production related obligations, with the exception of property, plant, and equipment, principally involve agreements relating to the purchase of raw materials and parts supply for our manufacturing contracts. These purchase obligations are highly variable and subject to regular modification as a result of schedule revisions in our manufacturing process such that it is not meaningful to attempt to quantify them. Many of our purchase contracts are long-term or life-of-program contracts and typically include terms with the right to modify or cancel if major changes occur in our production programs. Furthermore, it is difficult to anticipate the quantities and prices over the long-term given these terms and the cyclical nature of our business and customer demands. The quantities we purchase are determined by the delivery schedules dictated by our customers and are not firm for future periods. Due to escalation and other pricing terms (sometimes volume sensitive) it is also difficult to estimate prices for future periods. As a result, the Company believes the requested disclosures would not be meaningful to the reader. As an alternative, the Company proposes the following disclosure be included in future filings:
Production related purchase obligations not recorded in our financial statements include agreements for production goods, raw materials, sub-assembly parts, tooling costs, electricity contracts, property plant and equipment and other miscellaneous production related obligations. The most significant of these obligations relate to raw material and parts supply contracts for our manufacturing programs. We have entered into certain significant procurement contracts that specify determinable prices and quantities and long-term delivery timeframes. These agreements require suppliers and vendors to be prepared to build and deliver items in sufficient time to meet the production schedules agreed to with our customers. The need for such arrangements with suppliers and vendors arises from the extended production planning horizon for many of our products. A significant portion of these inventory commitments is supported by firm contracts with our customers, or from time to time has resulted in settlement through reimbursement from customers for penalty payments to the supplier should the customer reduce or terminate their expected deliveries. These amounts are also included in our estimated total costs at completion used in contract accounting.

Item 8. Financial Statement and Supplementary Data, page 35
Notes to Consolidated Financial Statements, page 41
Note 2. Summary of Significant Accounting Policies, page 41
Revenue and Profit Recognition, page 41
Staff Comment 6:
We note you provide manufacturing, testing, engineering services and MRO services. Please tell us and disclose the types of arrangements you have with customers in which you perform two or more deliverables within the same arrangement. For these arrangements, tell us and disclose your application of EITF 00-21. Also, explain to us and disclose how you determine separate units of accounting for these arrangements in accordance with paragraph 9 of the EITF, with clarification of the accounting applied to separate units identified.
The majority of our sales result from the manufacturing of end item products and spare parts; there are no other deliverables associated with these sales.
Our testing, engineering and MRO services are minimal; representing approximately $1.8 million in sales or less than 0.1 % of our 2006 net sales. Additionally, these services historically have been negotiated as stand alone arrangements not associated with other deliverables. We recognize revenue for these testing, engineering and MRO services under SAB 104 as the services are provided on a monthly basis.
EITF 00-21 Revenue Arrangements with Multiple Deliverables does not apply because we do not have contractual arrangements with multiple deliverables. Should we enter into such arrangements in the future, we will modify our disclosures to address the application of EITF 00-21.
Accounts Receivable, page 42
Staff Comment 7:
Please disclose the balance of the allowance for doubtful accounts and details of the changes thereto for each year in which an income statement is presented.
The Company does not currently maintain an allowance for doubtful accounts due to our historical collection experience. The amounts of accounts receivable write-offs have been minimal in the past (2006-$162,000, 2005-$30,000 and 2004-$7,000). This is primarily due to the nature of our sales to a limited number of customers and to the credit strength of our customer base (Boeing, Airbus, Lockheed Martin, USAF etc.). As a result we have determined that an allowance for doubtful accounts is unwarranted at this time.
In future filings the Company will disclose the fact that it does not currently maintain an allowance for doubtful accounts due to the minimal amount of write-offs historically experienced and the credit strength of our customer base.

Note 7. Goodwill and Intangible Assets, page 48
Staff Comment 8:
FAS 142 requires testing of impairment of goodwill at the reporting unit level. Please tell us and disclose your reporting unit(s) for goodwill and related amounts. Revise your disclosure to make clear that evaluation of goodwill impairment is performed on the basis of reporting units and tell us the conclusion of your testing on this basis.
The Company understands the requirement to test the impairment of goodwill at the reporting unit level and has determined it is appropriate for us to evaluate goodwill on the basis of a single reporting unit. As stated in SFAS 142 Goodwill and Other Intangible Assets, a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Although we differentiate sales by three market categories, (commercial, military and business jets), we do not maintain discrete financial information based on these market types. In addition, all of our market categories have similar economic characteristics including the nature and manner of operations and the sharing of resources. Accordingly we have determined it is appropriate to evaluate goodwill on the basis of a single reporting unit.
In future filings we will revise our disclosure to make clear that the evaluation and results of our goodwill impairment is made on the basis of a single reporting unit.
Staff Comment 9:
Given your history of operating and net losses, your accumulated deficit, and the full valuation allowance against deferred tax assets, please explain to us in clear detail how you concluded that goodwill was not impaired at the latest balance sheet date presented. Explain to us the analysis used to test goodwill for impairment, and include the significant assumptions used accompanied by explanations of why you believed they were appropriate and reasonable under the circumstances. For example, tell us the computed amount of enterprise value in total and by method, the weighting applied to each method, and the key assumptions used in deriving each of these values. To the extent values were based on expectations of significant improvement in future results of operations, please tell us how such expectations were deemed sufficiently accurate as to be reliable. For example, tell us how the assumptions used in the analysis for 2006 compared to the actual results for 2006. With regard to the market multiple and comparable transaction methods, we would expect these methods to be reliable only to the extent your financial performance and position was substantially similar to the market and transactions to which you compared yourself. Additionally, explain to us how assumptions used in the goodwill impairment evaluation compare to assumptions used in determining that a full valuation allowance against deferred tax assets was necessary.
The Company engaged an independent, third party valuation firm to assist in its goodwill impairment testing and determination of fair value for the enterprise. As we have responded to Staff Comment 8, the Company has a single reporting unit and therefore, our impairment analysis is done on a Vought Aircraft Industries, Inc. basis. In completing their analysis, the valuation firm used the following three valuation methods: the market multiple methodology, the comparable transaction methodology and the discounted cash flow methodology. A low and high valuation range was calculated using each of these three methodologies. In addition, the overall average value was calculated for the low and high ranges from all three valuation methods. The Company is providing the Staff with a summary of the results of its SFAS 142 analysis supplementally pursuant to Rule 12b-4.
This mean of the average low and high ranges of the fair value was used as the enterprise fair value for our testing and was compared to the carrying value of the Company represented by the net book value pursuant to the requirements of SFAS 142 Goodwill and Other Intangible Assets. The three methodologies were all evenly weighted in this calculation since the Company relied on them all equally. The enterprise fair value was greater than the carrying amount and no impairment was deemed necessary. We note that the results of any of the three of the valuation methodologies considered separately would have resulted in the same conclusion, that no impairment was necessary.
The valuation firm utilized the Company’s actual historical results through the period ended September 2006 and various Company-provided assumptions as the basis for their analysis. These assumptions included financial forecasts based on current contracts and business and did not include assumptions regarding new business other than normal growth of existing programs. The actual results for 2006 were consistent with our projections.
The valuation firm independently selected the companies to be used in the market multiple and comparable transaction methods based on their extensive knowledge of the industry and their assessment of appropriate comparisons. Given the cyclical nature of the aerospace business it is not entirely unexpected that companies will have losses at certain times. The firms that were the closest comparisons to Vought were selected for this analysis.
The same valuation firm was used to perform the valuation to determine our stock price as well as our goodwill impairment testing.
The Company further notes that, pursuant to SFAS 142 paragraph 19, the first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its, carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. As the Staff pointed out, we have an accumulated deficit or negative carrying value, therefore our fair value exceeds our carrying amount and no further testing is required.
Finally, for tax accounting purposes, pursuant to SFAS 109 we determined whether a tax valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not (likelihood of more than 50 percent) that some portion, or all, of the deferred tax asset will not be realized. The analysis done for tax purposes to determine the need for a tax valuation allowance was based on the expectation of the generation of future taxable income and was not based on a determination of the fair value of the enterprise.
In summary, the discounted cash flows used as part of the analysis for goodwill impairment testing were based on expectations for future operating cash flows which differ from expectations of future taxable income. Finally, for purposes of our tax analysis for the valuation allowance, we also considered the reversal of deferred tax liabilities and did not place much emphasis on tax planning strategies. As a result of these considerations and based on our analysis, we believe it is more-likely-than not, that our net deferred tax asset will not be realized and a valuation allowance for the entire net deferred tax asset is required.
Staff Comment 10:
Please include a fulsome discussion in “Critical Accounting Policies” of MD&A in regard to your assessment of goodwill impairment.
In future filings we will include a comprehensive discussion in our critical accounting policies regarding our assessment of goodwill impairment consistent with the following:
Goodwill is tested for impairment at least annually, by reporting unit in accordance with the provisions of SFAS 142. Under SFAS 142, the first step of the goodwill impairment test used to identify potential impairment compares the fair value of a reporting unit with its carrying value. We have concluded that the Company is a single reporting unit. Accordingly, all assets and liabilities are used to determine our carrying value. Since we currently have an accumulated deficit, there have been no impairment charges recognized in 2006, 2005 or 2004.
For this testing we use an independent valuation firm to assist in the estimation of enterprise fair value using standard valuation techniques such as discounted cash flow, market multiples and comparable transactions. The discounted cash flow fair value estimates are based on management’s projected future cash flows and the estimated weighted average cost of capital. The estimated weighted average cost of capital is based on the risk-free interest rate and other factors such as equity risk premiums and the ratio of total debt and equity capital.
We must make assumptions regarding estimated future cash flows and other factors used by the independent valuation firm to determine the fair value. If these estimates or the related assumptions change, we may be required to record non-cash impairment charges for goodwill in the future.

Note 14. Income Taxes, page 56
Staff Comment 11:
Disclose the amount included in general and administrative expenses for each indicated tax for each year presented.
Due to the immateriality of the amounts, as set forth in Note 15, page 58, state and local income taxes and franchise tax provisions are included in general and administrative expenses. The total amount of taxes included in general and administrative expense was approximately $422,000, $384,000, and $780,000 for the years ended December 31, 2006, 2005, and 2004, respectively. State and local income tax included in these totals was approximately $9,500, $(37,000) and $207,000, respectively.
In future filings, we will disclose such amounts.
Note 16 Stockholders’ Equity, page 59, and Note 17. Stock Compensation Expense, page 61
Staff Comment 12:
 Please disclose the intrinsic value of options, SARs and RSUs exercised or converted as applicable for each year for which an income statement is provided pursuant to paragraph A240(c)(2) of FAS 123R.
There were no SARs or RSUs exercised or converted in any period presented. All stock options exercised during 2006 and 2005 were out of the money and had no intrinsic value. In 2004, 3,500 options were exercised at an intrinsic value of $22.33 per share or $81,655.
In future filings, we will include intrinsic values for all options and SARs exercised or converted in the periods presented. In the event that there are no exercises or conversions in future periods, we will so state. See our proposed disclosure included in the response to Staff Comment 16.
Staff Comment 13:
 Please clarify if the amount presented for the fair value of SARs represents the fair value at the date of grant. If not, explain what the amount represents and disclose the grant date fair value. If it is the grant date fair value, explain to us and disclose why the value for each SAR of $4.81 ($3,834,869 divided by 797,270) is significantly less than the grant date fair value for each RSU of $8.79 when it appears from your disclosures that SARs and RSUs were granted at the same time.
As described more fully below, under SFAS 123R the calculation of fair value of SARs is performed using a different method than the calculation of fair value of RSUs. In each case, however, the fair value of the stock at the time of grant was utilized in determining the fair value.
A SAR is the right to appreciation over the fair value of the stock at the date of grant. In accordance with SFAS 123R (Revised) Share Based Payments (“SFAS 123R”), the $4.81 fair value of the SARs was calculated using the Black-Scholes Model as of the grant date of November 2, 2006. The assumptions used in the calculation include the stock fair value at the time of grant of $8.79 and the exercise price of $10 per share. RSUs are awards of stock units that when vested can be converted into shares of common stock. In accordance with SFAS 123R, the fair value of RSUs is the same as the fair market value of our common stock at the date of grant. Our stock value as of the grant date of November 2, 2006 was $8.79.
A third party valuation firm was used to calculate the $8.79 stock price because we do not have publicly traded equity. The methods used by the valuation firm are similar to the methods described in our response to Staff Comment 9 above that were used to determine our enterprise value for our goodwill impairment testing. An enterprise value based on these valuation methods was determined and adjusted by non-operating assets and liabilities. Additionally, our debt was deducted from the enterprise value as well as a marketability discount of 20%. The resulting per share value of $8.79 was computed from final enterprise value divided by shares outstanding of 25.01 million.
Future filings will include disclosure that clarifies the manner in which the fair values for SAR and RSU grants were calculated. See our proposed disclosure included in the response to Staff Comment 16.
Staff Comment 14:
 Please disclose the basis for the expected lives of stock options and SARs.
Our SARs were granted after the effective date of SFAS 123R and, as dictated by SFAS 123R, the expected life of the option and not the contractual term should be used as the input into the option-pricing model. Historical experience is generally the starting point for developing expectations and assumptions about the future. Expectations based on historical experience should be modified to reflect ways in which currently available information indicates that the future is reasonably expected to differ from the past.
Vesting and contractual terms were used as a basis for our determination of our expected life. However, due to our recent history, including the restructuring and headcount reduction initiatives, we have experienced higher than normal turnover rates. Also, we do not have publicly traded equity, and there is no available information such as exercise activity based on stock price movement or stock price ranges that would be available to registrants with publicly traded equity.
For these reasons and the fact that our stock based compensation history is short, we determined that we have no reliable exercise activity historical data to use to estimate the expected term effectively. Therefore, in compliance with SAB 107, we elected to use a temporary “simplified method” to estimate our expected term. The SARs have a seven-year vesting term but can be accelerated to four years based on the Company achieving certain performance criteria. We currently expect that the accelerated vesting performance criteria will be achieved. The contractual term of the SARs is ten years. Using the simplified method described, the expected life for each vesting tranche of the SARs was calculated by averaging the vesting and contractual terms. The results of the calculation to determine weighted average expected life of the SARs is shown below:

		Contractual	Calculated
Term	Vesting	Term	Term
Tranche 1	1	10	5.5
Tranche 2	2	10	6
Tranche 3	3	10	6.5
Tranche 4	4	10	7

Weighted Average			6.25

For our stock options, which were granted prior to the effective date of SFAS 123R, we must comply with SFAS 123, which allowed us to apply the intrinsic value method of option awards under APB 25 Accounting for Stock Issued to Employees. As required, a proforma disclosure of stock compensation expense under SFAS 123R was disclosed in Note 17 to our Financial Statements and is based on our option-pricing model using an expected life of six years. The six-year expected life of these stock options was based on the vesting term of these options.
Future disclosures will be modified to clarify the basis for the expected lives of stock options and SARs. See our proposed disclosure included in the response to Staff Comment 16.
Staff Comment 15:
 Please disclose information, as appropriate, in regard to options, SARs and RSUs expected to vest pursuant to paragraph A240d of FAS 123R.
In future filings, we will expand our disclosure for options and SARs expected to vest to include the required information pursuant to paragraph A240d of SFAS 123R. There is no additional information required pursuant to this paragraph for RSUs. See our proposed disclosure included in the response to Staff Comment 16.
Staff Comment 16:
 Please disclose the method and associated assumptions used to value RSUs.
Since RSUs are stock units that are exchangeable into shares of stock following vesting, the appropriate fair value for RSUs is equal to the value of our stock at the time of grant. As explained earlier in our response to Staff Comment 13 we use a third party valuation firm to determine the fair market value of our stock.
Future disclosures will be clarified to explain the basis for establishing fair value for RSUs. See our proposed disclosure below addressing the issues raised in Staff Comments 12 — 16.
Note XX — Stock-Based Compensation
We maintain two stock option plans and one incentive award plan under which we have issued equity-based awards to our employees and our directors.
We recognized total compensation expense of $0.7 million and $6,355 associated with stock-based awards, granted pursuant to these plans for the three months periods ended April 1, 2007 and March 26, 2006, respectively.
Stock Options
Stock options have been granted for a fixed number of shares to employees and directors with an exercise price equal to no less than the fair value of the shares at the date of grant. We have adopted SFAS 123R Share-based Payment (“SFAS 123R”) and elected to apply the “modified prospective” method. SFAS 123R requires us to value stock options prior to its adoption under the fair value method and expense these amounts over the stock options remaining vesting period. This resulted in our expensing of $6,335 in each of the three-month period ended April 1,

2007 and March 26, 2006. The fair value of each option is estimated on the date of grant using Black-Scholes option-pricing model. No additional stock options have been granted since our adoption of SFAS 123R. The assumptions in our fair value calculation are as follows:

Expected dividend yield	0%
Risk free interest rate	3.9%-4.4%
Expected term	6 years
The risk free interest rate is based on the U.S. treasury yield curve on the date of grant for the expected term of the option. The expected life of our stock options were based on the vesting term of the options.
A summary of stock option activity from our stock option plans for the three-month period ended April 1, 2007 is as follows:

			Remaining
		Exercise	Contractual	Aggregate
		Price Per	Term (*)	Intrinsic
	Shares	Share (*)	(in years)	Value
Outstanding at December 31, 2006	850,587	$13.59
Granted	—	—
Exercised	—	—
Forfeited or expired	(18,997)	$9.98

Outstanding at April 1, 2007	831,590	$13.67	4.0	$—

Vested or expected to vest (1)	831,590	$13.67	4.0	$—

Exercisable at April 1, 2007	748,750	$13.15	4.0	$—

(*) Weighted-average

(1)	Represents outstanding options reduced by expected forfeitures. Expected forfeitures under SFAS 123 were zero.
Stock Appreciation Rights (“SARs”)
The fair value of each SAR is estimated on the date of grant using the Black-Scholes valuation model using a number of assumptions including expected term, volatility and interest rates. We do not have publicly traded equity and our history is short, so we have no reliable historical data to estimate the expected term effectively. In compliance with SAB 107, we used a temporary “simplified method” to estimate our expected term. Based on the guidance of SFAS 123R, expected volatility was derived from an index of historical volatilities from several companies that conduct business in the aerospace industry. The risk free interest rate is based on the U.S. treasury yield curve on the date of grant for the expected term of the option. The compensation expense relating to these awards was $0.4 million for the three-month period ended April 1, 2007. There were no SARs issued or outstanding for the three-month period ended March 26, 2006.
The assumptions used in our calculation of fair value during the three-month period ended April 1, 2007 were as follows:

April 1,
2007
Stock price	$8.79
Strike price	$10.00
Expected term	6.25 years
Risk-free interest rate	5.02%
Expected Volatility	54%
Dividend Rate	0%

A summary of SAR activity for the three-month period ended April 1, 2007 follows:

			Remaining
		Exercise	Contractual	Aggregate
		Price Per	Term (*)	Intrinsic
	Shares	Share (*)	(in years)	Value
Outstanding at December 31, 2006	797,270	$10.00
Granted	157,990	10.00
Exercised	—	—
Forfeited or expired	—	10.00

Outstanding at April 1, 2007	955,260	10.00	9.6	$—

Vested or expected to vest (1)	877,441	10.00	9.6	$—

Exercisable at April 1, 2007	216,940	10.00	9.6	$—

(*) Weighted-average

(1)	Represents outstanding SARs reduced by expected forfeitures.
Restricted Stock Units (“RSUs”)
RSUs are awards of stock units that can be converted into common stock. The value of each RSU awarded is based on the fair market value of our common stock at the date of grant in accordance with SFAS 123R. Since we do not have publicly traded equity, an independent third party valuation firm computes the fair value of our common stock. The compensation expense relating to these awards was $0.3 million for the three-month period ended April 1, 2007. There were no RSUs issued or outstanding for the three-month period ended March 26, 2006.
A summary of RSU activity for the three-month period ended April 1, 2007 follows:

		Grant-date
	Units	Fair-Value
Outstanding at December 31, 2006	395,140	$8.79
Granted	45,140	$8.79
Exercised	—
Forfeited or expired	—

Outstanding at April 1, 2007	440,280	$8.79

Vested or expected to vest (1)	413,780	$8.79

(1)	Represents outstanding options reduced by expected forfeitures.
Restricted Shares
During the first quarter of 2007, 17,064 restricted shares were granted to outside directors. These restricted shares will vest over the course of 2007. The restricted shares were valued at the fair value of our common stock at the date of grant. The compensation expense recorded for these share for the three-month period ended April 1, 2007 was $37,476.

Form 8-K: Furnished March 15, 2007
Staff Comment 17:
Please tell us and expand your disclosure to clearly demonstrate how each non-GAAP measure presented is useful to investors in assessing the strength of your underlying business. In this regard, please note that Item 10(e) of Regulation S-K does not permit the disclosure of a non-GAAP financial measure if the burden of demonstrating its usefulness is not met. With respect to “Adjusted EBITDA,” please explain to us and disclose why consolidation costs are considered to be “unusual” when they have been consistently incurred since 2001. Additionally, identify the program costs and related amounts considered to be nonrecurring in computing “Adjusted EBITDA.” Further, expand your disclosure to discuss the material limitations associated with “free cash flow” and any of the other measures presented. For example, “free cash flow” may be limited in that it does not represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted from the measure.
In our earnings release, we present two non-GAAP financial measures: Adjusted EBITDA and Free Cash Flow.
We report Adjusted EBITDA in accordance with the definition included in our senior credit agreement. The calculation is net income (loss) plus interest, taxes, depreciation and amortization, as further adjusted by excluding non-recurring, unusual and non-cash items. In addition, the definition of Adjusted EBITDA in our credit agreement specifically excludes non-recurring expenses related to our consolidation and restructuring initiative and the Boeing 787 program start-up initiative, and those non-recurring expenses in fact are incurred over multiple fiscal periods due to their magnitude. Both initiatives were at relative inception when we negotiated our existing credit agreement in 2004, and both initiatives then required significant initial expenses which now are reducing significantly or substantially completed. Since the consolidation initiative began in 2004 there have been large adjustments related to this initiative. We note that the consolidation initiative was a distinct project and has been substantially completed. During 2006 the adjustment amounts were much smaller as the consolidation initiative was terminated, as described in our periodic reports. We also have invested significant amounts in starting our work on the Boeing 787 program, including the construction of a new facility in South Carolina and development of new equipment and processes dedicated to the production of the fuselage sections for that program as described in our periodic reports.
As reported in our fourth quarter 2006 earnings release, our computation of Adjusted EBITDA included an adjustment of $1.3 million for “Unusual charges—Plant consolidation and other non-recurring program costs and settlements”. That amount is comprised of (a) an adjustment of $24.9 million attributable to non-recurring program costs on the H-60 Black Hawk program (as described in our earnings release filed on Form 8-K on May 10, 2006), (b) an adjustment of ($31.6) million attributable to the positive customer settlements recorded during the second quarter of 2006 (as described in our earnings release filed on form 8-K on August 8, 2006) and (c) the remainder of the adjustment of $8.0 million was related to the consolidation initiative mentioned earlier.
Free cash flow is defined as cash flow from operations minus capital expenditures. Because we recognized two customer settlements in our favor outside of the ordinary course of business in 2006, we also provided a free cash flow from ongoing operations that further deducted the positive impact of those two non-recurring settlements.

We will expand our future disclosure to include the following points.
We believe that the inclusion of Adjusted EBITDA and Free Cash Flow in the earnings release is appropriate to provide additional information to investors because these non-GAAP financial measures are used:
•	by securities analysts, bondholders, and other investors as an important measure of assessing our operating performance across periods on a consistent basis and our ongoing ability to meet our obligations and manage our levels of indebtedness;

•	as the measure for calculating metrics and covenants contained in the agreements governing our indebtedness;

•	by our management for assessing operating performance across periods on a consistent basis; and

•	by our board of directors and management for determining whether our operating performance has met specified targets and thresholds.
Because not all companies use identical calculations, these presentations of Adjusted EBITDA and Free Cash Flow may not be comparable to other similarly titled measures of other companies.
Adjusted EBITDA and Free Cash Flow have limitations as analytical tools and such measures should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of these non-GAAP financial measures are:
•	they do not reflect our cash expenditures, or future requirements, for all contractual commitments;

•	they do not reflect our significant interest expense, or the cash requirements necessary to service our indebtedness;

•	they do not reflect cash requirements for the payment of income taxes when due;

•	Free Cash Flow does not represent residual cash flow available for discretionary expenditures, because debt service requirements and other non-discretionary expenditures are not deducted

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations but may nonetheless have a material impact on our results of operations.

Staff Comment 18:
 We note your reference to the reliance of ratios and covenants associated with the senior secured credit agreement on the calculation of “Adjusted EBITDA.” In this regard, expand your disclosure in the “Debt Covenant” section of “Liquidity and Capital Resources” of your Form 10-K to provide a discussion on the significance of “Adjusted EBITDA” in regard to this agreement and your liquidity, and disclose related compliance thresholds associated with this measure.
In addition to our current disclosures, we propose to add disclosure similar to the paragraphs below in future filings of periodic reports that include disclosures required by Item 303(a) of Regulation S-K:
The agreements governing our indebtedness include Adjusted EBITDA as a measure of our operating performance, and management believes that those agreements are material to our operations. Our $650 million senior secured credit facilities are material to our financial condition and results of operations because those facilities are our primary source of liquidity for working capital. The indenture governing our $270 million of 8% senior notes due 2011 is material to our financial condition because it governs a significant portion of our long-term capitalization while restricting our ability to conduct our business.
Our senior secured credit facilities use Adjusted EBITDA to determine our compliance with two financial maintenance covenants. We are required not to permit our consolidated total leverage ratio, or the ratio of funded indebtedness (net of cash) at the end of each quarter to Adjusted EBITDA for the twelve months ending on the last day of that quarter, to exceed 4.50:1.00 for periods ending during fiscal 2007, which threshold reduces to 4.25:1.00 for fiscal 2008, to 4.00:1.00 for fiscal 2009, to 3.75:1.00 for fiscal 2010 and to 3.50:1.00 thereafter. We also are required not to permit our consolidated net interest coverage ratio, or the ratio of Adjusted EBITDA for the twelve months ending on the last day of a quarter to our consolidated net interest expense for the twelve months ending on the same day, to be less than 3.00:1.00 for periods ending in fiscal 2007 and less than 3.50:1.00 thereafter. Each of these covenants are tested quarterly, and our failure to comply could result in a default and, potentially, an event of default under our senior secured credit facilities. If not cured or waived, an event of default could result in acceleration of this indebtedness. Our senior secured credit facilities also use Adjusted EBITDA to determine the interest rates on our borrowings, which are based on the consolidated total leverage ratio described above. Changes in our leverage ratio may result in increases or decreases in the interest rate margin applicable to loans under our senior secured credit facilities. Accordingly, a change in our Adjusted EBITDA could increase or decrease our cost of funds.
The indenture governing our notes contains a covenant that restricts our ability to incur additional indebtedness unless, among other things, we can comply with a fixed charge coverage ratio. We may incur additional indebtedness only if, after giving pro forma effect to that incurrence, our ratio of Adjusted EBITDA for the four fiscal quarters ending as of the most recent date for which internal financial statements are available meet certain levels. Accordingly, Adjusted EBITDA is a key factor in determining how much additional indebtedness we may be able to incur from time to time to operate our business.

We appreciate this opportunity to respond to your comments and questions and to continue to improve our disclosures so that our investors have all the required information to allow them to make informed investment decisions.
We acknowledge and understand that the Company is responsible for the accuracy and adequacy of the disclosures that we have made. We also understand that these Staff comments or any resulting changes in disclosures do not preclude the Commission from taking any action with respect to the filings. In addition, we understand that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call John Huber of Latham & Watkins LLP at (202) 637-2242 to discuss any additional questions about the Staff’s comments or our responses above.
Sincerely,
Keith Howe
Vice President and Chief Financial Officer

cc:	Mike R. Turner, Ernst & Young LLP, Professional Practice Director
Steven Cohn, Ernst & Young LLP, Coordinating Partner
Doug Jones, SEC Staff
Lyn Shenk, SEC Staff
Elmer Doty, CEO of Vought Aircraft Industries, Inc.
John J. Huber, Latham & Watkins LLP